Exhibit 99.2

Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York, as Depositary (Must be received prior to 12:00 p.m. EST on July 17, 2026) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipts of Perpetuals.com Ltd registered in the name of the undersigned on the books of the Depositary as of the close of business on April 30, 2026 at the Annual General Meeting of Shareholders of Perpetuals.com Ltd to be held on July 24, 2026 in Japan. NOTE: 1. Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution. 2. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then the Depositary will not vote such items. 3. It is understood that, if this form is not signed, or not returned, the Depositary will not vote such items. Perpetuals.com Ltd PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Perpetuals.com Ltd Annual General Meeting of Shareholders BNY: PO BOX 505006, Louisville, KY 40233-5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 p.m. EST on July 17, 2026 Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions. For Shareholders of record as of April 30, 2026 Friday, July 24, 2026

Perpetuals.com Ltd Annual General Meeting of Shareholders Please make your marks like this: PROPOSAL YOUR VOTE BOARD OF DIRECTORS RECOMMENDS FOR AGAINST 1. Approval of Financial Statements for the Eighth Fiscal Year (From May 1, 2025 to April 30, 2026) #P1# #P1# FOR Proposal_Page - VIFL Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Date Signature (if held jointly) THE BOARD OF DIRECTORS RECOMMENDS A VOTE: FOR ON PROPOSAL 1